QUEENLY

The largest marketplace for formalwear & eventwear for all types of special occasions



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queenly.com San Francisco CA

Featured Investors

Investors include

Julie L Wainwright | Andreessen Horowitz (a16z) | NextView Ventures | YCombinator | Carmelo Anthony | Rebel Fund | Austen Allred | Interlace Ventures | Amino Capital | Michael Seibel | Manik Gupta | James Park | The House Fund | Holly Liu | Shawn Tsao



Julie L Wainwright

Syndicate Lead

Founder and former CEO of The RealReal. Co-Founder of Ahara, a personalized nutrition company.

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Queenly holds a unique, defensible space in marketplaces with tremendous growth opportunities/ The founders are world class entrepreneurs. I've been working with the team for the last three plus years and have witnessed their continuous improvement in the platform, declining acquisition costs, improved user experience and innovations in technology.

This new round will allow them to continue growth with a goal of near term profitability. I expect this company to have a positive financial outcome.

Invested $5,000 this round

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Highlights

1. Over 1M+ passionate users on the platform that buy & sell
2. Grew 3x in sales YoY despite experiencing a global pandemic
3. Founding team from Uber, Pinterest & Poshmark + unique domain expertise into the formalwear industry
4. Highest AOV amongst fashion marketplaces (~$200)
5. Only 2% return rate, lowest in the industry! AKA we have exceptional customer satisfaction
6. 65% of users return their 2nd month - then after, 95% chance that they'll return every month after
7. Official partnerships with Netflix' Bridgerton, Miss Universe Org and Walmart Marketplace
8. Live patented technology: reverse-image search algorithm and real-time augmented reality try on

Our Team



Kathy Zhou CTO

Kathy Zhou is the CTO & Co-Founder at Queenly and a Forbes 30U30 alum. Kathy graduated from the University of Pennsylvania, majoring in Computer Science and Environmental science. Afterwards, she was a full-stack software engineer at Venmo and Pinterest



Trisha Bantigue CEO

Trisha Bantigue is a Filipino-American tech entrepreneur and the CEO and Co-founder of Queenly. Trisha graduated from UC Berkeley and has worked at Uber, Meta and Google. She was also the cover of Forbes 30 Under 30 2022 for the Arts & Style category.

Invest in the only and the largest online marketplace for all types of formalwear!



THE LARGEST
(and cutest)
DRESS MARKETPLACE
Our mission is to democratize the formalwear industry by
making buying and selling formal dresses easy, fun, and

affordable!



Largest Dress Inventory

Buy new and pre-loved dresses from thousands of sellers. Find your perfect dress with the most inclusive selection of dresses in a wide range of sizes, colors, and styles

Easy Discovery

The most convenient way to find your perfect dress! Filter and search tailored specifically to dresses. Find dresses by your height, by style, by color or even search by the event!

Make Offers

Getting a great deal is easy! Submit offers or buy it right away. Easily communicate with sellers on their listings by posting questions before buying.

Quality Check

Our team inspects dresses over $1000 for any imperfections before we approve and send out the dress to you!

Secure Transactions

We guarantee all transactions are 100% safe and secure. Our team ensures there are no fraudulent activities as we verify sellers and listings.

Queens Helping Queens

Join the community and participate in discussions, ask questions, and share style tips with other Queens like you!

HOW IT WORKS

BUYING

1. Make an offer or buy now!
2. Seller uploads pre-shipment photos
3. Dress shipped directly to you or shipped to HQ for quality check!

Start Shopping

SELLING

1. Upload photos and describe your dress
2. Answer buyer questions and send private offers while selling
3. Ship your dress with your pre-paid shipping label

Start Selling



INSTANTLY BUY NEW DRESSES FROM QUEENLY PARTNERS

Shop brand new inventory from verified partners. Buy directly from designer warehouses or shop curated gowns from local boutiques around the US.

Start shopping